Exhibit 99.1

HUYA Inc. Files 2021 Annual Report on Form 20-F

GUANGZHOU, China, April 28, 2022 /PRNewswire/ — HUYA Inc. (“Huya” or the “Company”) (NYSE: HUYA), a leading game live streaming platform in China, today announced it filed its annual report on Form 20-F for the fiscal year ended December 31, 2021 with the U.S. Securities and Exchange Commission (the “SEC”) on April 28, 2022. The annual report on Form 20-F can be accessed on the SEC’s website at https://www.sec.gov and on the Company’s investor relations website at https://ir.huya.com.

The Company will provide a hard copy of the annual report, free of charge, to its shareholders and ADS holders upon request. Requests should be directed to the Company’s Investor Relations Department at HUYA Inc., Building A3, E-Park, 280 Hanxi Road, Panyu District, Guangzhou 511446, the People’s Republic of China.

About HUYA Inc.

HUYA Inc. is a leading game live streaming platform in China with a large and active game live streaming community. The Company cooperates with e-sports event organizers, as well as major game developers and publishers, and has developed e-sports live streaming as one of the most popular content genres on its platform. The Company has created an engaged, interactive and immersive community for game enthusiasts of China’s young generation. Building on its success in game live streaming, Huya has also extended its content to other entertainment content genres. Huya’s open platform also functions as a marketplace for broadcasters and talent agencies to congregate and closely collaborate with the Company.

For more information, please visit https://ir.huya.com.

For investor and media inquiries, please contact:

In China:

HUYA Inc.

Investor Relations

Tel: +86-20-2290-7829

E-mail: ir@huya.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: huya@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: huya@tpg-ir.com